82-03023

SUPPL

RECEIVED
2007 JAN -3 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLDEN HOPE MINES LIMITED

Suite 1320, 4 King Street West
Toronto, Ontario
M5H 1B6

File No. 82-4991

07020118

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES CONVERTS DEBT TO COMMON SHARES

December 14, 2006

The Company is pleased to announce that it has negotiated a settlement of debt with an arms length creditor which provides for the settlement of $169,485.69 of debt by the issuance of 100,000 common shares at a price of $1.69 per share. The debt has been verified by the audited Annual Financial Statements for the year ended December 31, 2004. The securities issued pursuant to the settlement of debt will be subject to a four month hold period.

The Company has negotiated this settlement so that the proceeds from recent financings can be directed towards the Company's exploration programs. The creditor is committed to assisting the Company in its growth and is therefore willing to settle the debt at a premium to the current market price.

The closing price of the Company's shares as traded on the TSX Venture Exchange on December 13, 2006 was $0.60.

The above is subject to regulatory acceptance by the TSX Venture Exchange.

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

ON BEHALF OF THE BOARD

"Theodore Polisuk"

THEODORE POLISUK
President

dw 1/8

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 *or* visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.